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                                                                    Exhibit 12.1
                              Greater Bay Bancorp
       Statements re Computation of Ratios of Earnings to Fixed Charges

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                                          For the six months ended June 30,              For the Years Ended December 31,
                                          ---------------------------------              --------------------------------
                                               2000             1999             1999       1998       1997       1996      1995
                                          ------------------------------     ------------------------------------------------------

Income before income taxes                   $ 58,173          $ 30,976        $ 72,898   $ 51,435   $ 40,918   $ 29,028  $ 20,790

Fixed charges:
  Interest expense                             60,600            40,469          89,973     71,804     54,062     39,445    33,715
  Interest factor of rental expense             1,322             1,105           2,204      1,725      1,590      1,455     1,320
                                          ------------------------------     ------------------------------------------------------
     Fixed charges                             61,922            41,574          92,177     73,529     55,652     40,900    35,035
Less: interest expense on deposits             54,571            35,607          80,438     62,383     48,972     35,051    29,959
                                          ------------------------------     ------------------------------------------------------

     Net fixed charges                          7,351             5,967          11,739     11,146      6,680      5,849     5,076
                                          ------------------------------     ------------------------------------------------------

Earnings, excluding interest on deposits     $ 65,524          $ 36,943        $ 84,637   $ 62,581   $ 47,598   $ 34,877  $ 25,866
                                          ==============================     ======================================================

Ratio of earnings, excluding interest on
deposits, to net fixed charges/(1)/              8.91 x            6.19 x          7.21 x     5.61 x     7.13 x     5.96 x    5.10 x

Earnings, including interest on deposits     $120,095          $ 72,550        $165,075   $124,964   $ 96,570   $ 69,928  $ 55,825
                                          ==============================     ======================================================

Ratio of earnings, including interest  on
deposits, to net fixed charges/(2)/              1.94 x            1.75 x          1.79 x     1.70 x     1.74 x     1.71 x    1.59 x
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/(1)/ For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.

/(2)/ For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.